SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL and Delta Air Lines File Request to Implement Code-share Agreement

Agreement will increase traffic on GOL’s network and SMILES members will be able to earn and redeem miles on the North-American carrier

São Paulo, April 13, 2010 – A GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BMF&BOVESPA: GOLL4), the largest low-cost and low-fare airline in Latin America, announces that it has filed with Delta Air Lines, a request for authorization to implement a code-share agreement with Brazilian and U.S. authorities.

The code-share will initially allow Delta to assign its code to more than 45 GOL flights departing from Brasilia, Rio de Janeiro and São Paulo to other Brazilian destinations, as well as two GOL flights between Brazil and Paraguay and Uruguay*.

Beginning in June, registered frequent fliers from both airlines can earn miles on both GOL’s SMILES and Delta’s SkyMiles programs on eligible flights. Mile redemption is scheduled to begin this Fall.

“We are very pleased to join efforts with a global carrier like Delta, as our SMILES program members will be able to earn and redeem miles on worldwide flights. The agreement will also increase passenger traffic and load factor on GOL.”, said Claudia Pagnano, GOL’s Executive Vice-President – Market.

Delta Air Lines, a member of the SkyTeam global alliance, is the largest airline in the world in terms of passenger traffic and fleet size. The company operates 30 weekly nonstop flights between Brazil and the United States with Boeing 737-700, Boeing 757-200ER, Boeing 767-300ER and Boeing767-400ER aircraft. The service includes routes between Atlanta and São Paulo, Rio de Janeiro, Brasilia, Fortaleza, and Manaus; between New York and São Paulo; and between Los Angeles and São Paulo. If approved, the new agreement will offer a combined network of nearly 6,500 daily flights to 423 destinations on six continents.

*Pending government approvals.

Contact

About GOL Linhas Aéreas Inteligentes S.A

GOL Linhas Aéreas Inteligentes S.A. (NYSE:  GOL and BMF&BOVESPA: GOLL4), the largest  low-cost and low-fare airline in Latin America,  offers more than 860 daily flights to 50  destinations that connect all the important cities  in Brazil and 11 major destinations in South  America and Caribbean. The Company operates  a young, modern fleet of Boeing 737 Next  Generation aircraft, the safest and most  comfortable of its class, with high aircraft  utilization and efficiency levels. Fully committed  to seeking innovative solutions through the use  of cutting-edge technology, the Company - via  its GOL, VARIG, GOLLOG, SMILES and VOE  FÁCIL brands - offers its clients easy payment  facilities, a wide range of complementary  services and the best cost-benefit ratio in the  market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Investor Relations
Leonardo Pereira – Vice President / CFO
Rodrigo Alves – Head of IR
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ri
Twitter: www.twitter.com\GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe):
M. Smith and N. Dean
Phone.: +1 (212) 704-8196 / 704-4484
E-mail: meaghan.smith@edelman.com
or noelle.dean@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.